 Exhibit 99.1

PRESS RELEASE

Cyren Expands APAC Presence through Multi-Country Distribution Agreement with Jiransoft

MCLEAN, Va. – September 29, 2016 – Cyren (NASDAQ: CYRN) today announced it signed an expanded distribution agreement with Jiransoft, a fast-growing partner that began as sole distributor of select Cyren solutions in South Korea in 2007. The new agreement enables Jiransoft to offer Cyren’s portfolio of Threat Intelligence Services throughout APAC from its offices in Seoul, Singapore and Tokyo.

“Following several years of a successful initial partnership with Cyren, Jiransoft is pleased to build upon the relationship and greatly extend the reach of Cyren’s innovative security technologies,” said Charles Oh, president at Jiransoft. “We look forward to serving as a committed market development partner that helps Cyren grow its presence in significant markets such as South Korea, China, Taiwan and Japan.”

“APAC is an important region for Cyren’s growth,” said Tomer Egozi, vice president of Threat Intelligence Services sales at Cyren. “As we continue to invest in the region, Jiransoft offers the on-the-ground presence needed as we expand our reach and deliver our embedded solutions to customers. This expanded distribution agreement stands as a notable opportunity to harness the local expertise of a highly respected partner such as Jiransoft.”

About Jiransoft

Jiransoft was founded in 1994 and has grown its business for more than 20 years as a leading information security software company in South Korea. More than 40,000 corporate customers and 3.5 million individual customers use Jiransoft's software. In 2015, Jiransoft generated $40 million in revenue. Jiransoft has registered sustainable growth and expanded its market to Japan, Asia Pacific, Europe and other countries.

Jiransoft is currently number one in spam protection, mobile security, and privacy protection in South Korea. The company is currently focused on strengthening and deploying enterprise security and IT service solutions to companies worldwide. Visit www.jiransoft.com.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com

Facebook: www.facebook.com/cyrenweb

LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/cyreninc

Cyren Company Contact
Mike Myshrall, CFO

703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com